September 4, 2008

Mail Stop 4561

Mr. Jimmie Carter
Chief Financial Officer
JPC Capital Partners, Inc.
3440 Preston Ridge Road, Suite 600
Alpharetta, GA 30005

> **Re:** **JPC Capital Partners, Inc.**
> **Form 10-KSB for the Year Ended December 31, 2007**
> **File No. 000-51898**

Dear Mr. Carter:

We have reviewed your amendment filed September 2, 2008 and have the following additional comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8A(T). Controls and Procedures

1. We note that in your amended 10-KSB your management has again concluded that disclosure controls and procedures were effective as of the end of the fiscal year. In our letter dated July 21, 2008, we asked you to consider whether management's failure to provide its report on internal control over financial reporting impacts its conclusion regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year. Please tell us the factors you considered and highlight for us those factors that supported your conclusion. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms. In addition, as discussed

in Compliance and Disclosure Interpretation 115.02, which you can find at
http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, failure to file
management's report on Internal Control over Financial Reporting rendered your
annual report materially deficient and also rendered the company not timely or
current in its Exchange Act Reporting. In light of these facts, please explain how
you could conclude that disclosure controls and procedures were effective.
Alternatively, please further amend the 10-KSB to disclose management's revised
conclusion on the effectiveness of your disclosure controls and procedures, i.e.,
that DC&P were not effective as of the end of the fiscal year.

<u>Exhibit 31</u>

2. We note that the certifications of your Principal Executive Officer and Principal
    Financial Officer under Item 601(b)(31) of Regulation S-B are still not in the
    proper form. Please revise these certifications to include the introductory
    language of paragraph 4 and the language of paragraph 4)b) of Item 601(b)(31) of
    Regulation S-B.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;
·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

Please respond to the comments included in this letter within ten business days. If
you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202)
551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief